FORUM FUNDS
INVESTMENT ADVISORY AGREEMENT
WITH
BECK, MACK & OLIVER LLC

Schedule A
Funds of the Trust
Revised as of June 30, 2016

Fee as a % of the Annual
Fund	Average Daily Net Assets of the Fund
Beck, Mack & Oliver Partners Fund	1.00%

IN WITNESS WHEREOF, the parties hereto have caused this Revised Appendix A to be duly executed all as of June 30, 2016.

FORUM FUNDS

/s/ Jessica Chase
Jessica Chase
President, Forum Funds

BECK, MACK & OLIVER LLC

/s/ Robert C. Beck
Robert C. Beck
Senior Member